EXHIBIT 3.1

FOURTH AMENDMENT

TO AMENDED AND RESTATED BYLAWS

OF FORESTAR GROUP INC.

This Fourth Amendment to the Amended and Restated Bylaws of Forestar Group Inc., dated as of December 11, 2007 (as amended, the “Bylaws”), hereby amends the Bylaws as follows effective as of November 26, 2012:

1.                                      Section 2(c) of Article III of the Bylaws is hereby amended and restated in its entirety as follows:

(c)                                  Election.  Except as provided in Section 14 of this Article, a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 3 of Article III of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the seventh day preceding the date the Company first mails its notice of meeting for such meeting to the stockholders.

2.                                      As amended and restated by the foregoing, the Bylaws shall remain in full force and effect.

FORESTAR GROUP INC.

By:	/s/ David M. Grimm
David M. Grimm
Chief Administrative Officer, Secretary
and General Counsel